UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Burger King Holdings, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
121208201
(CUSIP Number)
Eric Hirschhorn, Esq.
Burger King Worldwide Holdings, Inc. (f/k/a Blue Acquisition Holding Corporation)
c/o 3G Capital, Inc.
600 Third Avenue 37th Floor
New York, New York 10016
(212) 893-6727
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
With a copy to:
Stephen Fraidin, Esq.
William B. Sorabella, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
(212) 446-4800

October 15, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	121208201	13D	Page	2	of	11	Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 3G Capital Partners Ltd. 98-0467313

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		100,000†*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

100,000†*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000†*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
† See Item 4 of this Schedule 13D.
* Beneficial ownership of the common shares of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of these common shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any common shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	121208201	13D	Page	3	of	11	Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 3G Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		100,000†*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

100,000†*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000†*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
† See Item 4 of this Schedule 13D.
* Beneficial ownership of the common shares of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of these common shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any common shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	121208201	13D	Page	4	of	11	Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 3G Special Situations Partners, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		100,000†*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

100,000†*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000†*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
† See Item 4 of this Schedule 13D.
* Beneficial ownership of the common shares of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of these common shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any common shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	121208201	13D	Page	5	of	11	Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 3G Special Situations Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		100,000†*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

100,000†*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000†*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
† See Item 4 of this Schedule 13D.
* Beneficial ownership of the common shares of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of these common shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any common shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	121208201	13D	Page	6	of	11	Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Burger King Worldwide Holdings, Inc. (f/k/a Blue Acquisition Holding Corporation) 27-3430840

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		100,000†

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

100,000†

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000†

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
† See Item 4 of this Schedule 13D.

CUSIP No.	121208201	13D	Page	7	of	11	Pages
     Item 1. Security and Issuer.
     This Schedule 13D relates to the Common Stock, par value $0.01 per share (“Common Stock”), of Burger King Holdings, Inc., a Delaware corporation (the “Issuer”), as the surviving corporation in the Merger (as defined below), with its principal executive offices located at 5505 Blue Lagoon Drive, Miami, FL 33126.
     Item 2. Identity and Background.
     (a) This Schedule 13D is being filed jointly on behalf of the following reporting persons (the “Reporting Persons”): (i) 3G Capital Partners Ltd., a Cayman Islands exempted company (“3G Capital Partners”); (ii) 3G Capital Partners, L.P., a Cayman Islands limited partnership (“3G Capital L.P.”); (iii) 3G Special Situations Partners, Ltd., a Cayman Islands exempted company (“3G Special Situations GP”); (iv) 3G Special Situations Fund II, L.P., a Cayman Islands limited partnership (“3G Special Situations Fund II”); and (v) Burger King Worldwide Holdings, Inc. (f/k/a Blue Acquisition Holding Corporation), a Delaware corporation (“Burger King Worldwide”).
     A Joint Filing Agreement among the Reporting Persons is attached as Exhibit 1 hereto. As a result of the existing relationships described under this Item 2 and the transactions described in Item 4, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). However, neither the filing of this Schedule 13D nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person’s management and control.
     (b) The principal business address of each of the Reporting Persons is:
c/o 3G Capital, Inc.
600 Third Avenue 37th Floor
New York, New York 10016
     (c) The principal business of 3G Capital Partners is serving as the general partner of 3G Capital L.P. The principal business of 3G Capital L.P. is to own the equity interests of 3G Special Situations GP. The principal business of 3G Special Situations GP is serving as the general partner of 3G Special Situations Fund II. The principal business of 3G Special Situations Fund II is to invest in securities. The principal business of Burger King Worldwide is to own the capital stock of the Issuer.
     (d) None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the Reporting Persons, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     The name, business address, present principal occupation or employment and citizenship of each of the directors, executive officers and control persons of each Reporting Person is set forth on Schedule A. None of the Reporting Persons nor, to the best of their knowledge, any of persons listed in Schedule A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or

CUSIP No.	121208201	13D	Page	8	of	11	Pages
similar misdemeanors), and (ii) none of the Reporting Persons nor, to the best of their knowledge, any of the entities or persons listed in Schedule A (except as set forth on Schedule A) has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
     Item 3. Source and Amount of Funds or Other Consideration.
     On October 19, 2010, Burger King Worldwide consummated the acquisition of the Issuer through the merger of Blue Acquisition Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly-owned subsidiary of Burger King Worldwide, with and into the Issuer. The Issuer is the surviving corporation in the Merger and is a wholly-owned subsidiary of Burger King Worldwide.
     The aggregate purchase price paid for the acquisition of the Issuer was approximately $4.3 million, including the repayment of the Issuer’s existing debt facilities and fees and expenses. The source of such funds was proceeds from (i) the draw down of two term loans in an aggregate principal amount of $1,510.0 million and €250.0 million, respectively, under a senior secured term loan facility with JPMorgan Chase Bank, N.A., as administrative agent, Barclays Capital, as syndication agent, and the lenders party thereto; (ii) proceeds from the sale of $800,000,000 aggregate principal amount of 9.875% senior notes due 2018 to J.P. Morgan Securities LLC and Barclays Capital Inc., as representatives of the several initial purchasers named in the purchase agreement related thereto; (iii) equity contributions from 3G Special Situations Fund II; and (iv) cash from the Issuer’s balance sheet.
     A copy of the credit agreement is attached for the senior secured term loan facility is attached as Exhibit 2 hereto and is incorporated by reference herein.
     A copy of the purchase agreement relating to the 9.875% senior notes due 2018 is attached as Exhibit 3 hereto and is incorporated by reference herein.
     A copy of the guarantee and collateral agreement entered into in connection with the credit agreement is attached as Exhibit 4 hereto and is incorporated by reference herein.
     Item 4. Purpose of Transaction.
     On September 2, 2010, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Burger King Worldwide (f/k/a Blue Acquisition Holding Corporation) and Merger Sub. The Merger was consummated in accordance with the terms of the Merger Agreement. The intent of the transactions contemplated by the Merger Agreement was for 3G Special Situations Fund II and Burger King Worldwide (f/k/a Blue Acquisition Holding Corporation) to acquire control of 100% of the Issuer.
     Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Merger Sub commenced a tender offer (the “Offer”) on September 16, 2010 to acquire all of the outstanding Shares at a purchase price of $24.00 per share, net to the holder in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 16, 2010, and the related Letter of Transmittal, each as amended or supplemented from time to time.
     On October 15, 2010, Burger King Worldwide announced the completion of the Offer. The initial offering period of the Offer expired at midnight, New York City time, on October 14, 2010. According to BNY Mellon, the depositary for the Offer, 128,192,385.1523 Shares were validly tendered and not properly withdrawn (including 7,047,235.9946 Shares tendered pursuant to notices of guaranteed delivery), which represented approximately 93.8% of the outstanding Shares. Merger Sub accepted for payment all Shares that were validly tendered and not withdrawn, and payment for such Shares has been made, in accordance with the terms of the Offer. Immediately following payment for the Shares tendered into the Offer, the Merger was consummated and the Issuer became a wholly-owned subsidiary of Burger

CUSIP No.	121208201	13D	Page	9	of	11	Pages
King Worldwide. In the Merger, each share of the capital stock of Merger Sub was converted into the one share of the Issuer. Consequently, following the consummation of the Merger, there were 100,000 Shares outstanding, 100% of which were owned by Burger King Worldwide.
     In connection with the closing of the Merger, on October 19, 2010, each Share (other than Shares owned by Burger King Worldwide or Merger Sub or by stockholders who validly exercise their appraisal rights under Delaware law) was cancelled and automatically converted into the right to receive $24.00 per Share in cash, without interest, and the Issuer requested that the New York Stock Exchange (the “NYSE”) file with the Securities and Exchange Commission a Notification of Removal from Listing and/or Registration Under Section 12(b) on Form 25 to delist and deregister the Company Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended. Trading of the Shares on the NYSE was suspended as of the opening of trading on October 20, 2010.
     Item 3 is incorporated by reference into this Item 4.
     A copy of the Merger Agreement is attached as Exhibit 5 hereto and is incorporated by reference herein.
     Except as set forth in this Schedule 13D and in connection with the Merger described above, the Reporting Persons have no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
     Item 5. Interest in Securities of the Issuer.
     (a) and (b)
     As a result of the consummation of the Offer and the Merger, Burger King Worldwide beneficially owns and may be deemed to have shared voting and dispositive power with respect to, and each Reporting Person may be deemed to beneficially own and have shared voting and dispositive power with respect to 100,000 shares of the Issuer as the surviving corporation in the Merger, which represents 100% of the outstanding shares of the Issuer as the surviving corporation in the Merger. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person, other than, solely with respect to the Shares acquired in the Offer or the Merger, Burger King Worldwide, that it is the beneficial owner of any of the Shares referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
     Except as set forth in this Item 5(a), none of the Reporting Persons and, to the knowledge of the Reporting Persons, no person named in Schedule A beneficially owns any Shares.
     The information set forth in Item 2 is incorporated by reference into this Item 5(b).
     (c) Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).
     (d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of The Issuer reported herein.
     (e) Inapplicable.
     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issues
     Except for the arrangements described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 (including those listed on Schedule A), or between such persons and any other

CUSIP No.	121208201	13D	Page	10	of	11	Pages
person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
     Item 4 is incorporated by reference into this Item 6.
     Item 7. Material to be Filed as Exhibits
     Exhibit 1. Joint Filing Agreement, by and among the Reporting Persons dated as of October 25, 2010.
     Exhibit 2. Credit Agreement, dated as of October 19, 2010, among Burger King Holdings, Inc., Blue Acquisition Sub, Inc., Burger King Corporation, with JPMorgan Chase Bank, N.A., as administrative agent, Barclays Capital, as syndication agent, and the lenders party thereto from time to time. (Incorporated by reference to Exhibit 10.70 of the Current Report on Form 8-K filed by Burger King Holdings, Inc. on October 21, 2010.)
     Exhibit 3. Purchase Agreement, dated October 1, 2010, among Blue Acquisition Sub, Inc. and J.P. Morgan Securities LLC and Barclays Capital Inc., as representatives of the several initial purchasers named therein. (Incorporated by reference to Exhibit 10.66 of the Current Report on Form 8-K filed by Burger King Holdings, Inc. on October 21, 2010.)
     Exhibit 4. Guarantee and Collateral Agreement, dated as of October 19, 2010, among Burger King Holdings, Inc., Blue Acquisition Sub, Inc., Burger King Corporation and the guarantors identified therein, in favor of JPMorgan Chase Bank, N.A., as administrative agent. (Incorporated by reference to Exhibit 10.71 of the Current Report on Form 8-K filed by Burger King Holdings, Inc. on October 21, 2010.)
     Exhibit 5. Agreement and Plan of Merger, dated as of September 2, 2010, entered into by and among Burger King Worldwide Holdings, Inc. (f/k/a Blue Acquisition Holding Corporation) , Blue Acquisition Sub, Inc. and Burger King Holdings, Inc. (Incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Burger King Holdings, Inc. on September 3, 2010.)

CUSIP No.	121208201	13D	Page	11	of	11	Pages
SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: October 25, 2010

3G CAPITAL PARTNERS LTD
By:	/s/ Daniel Schwartz
	Name:	Daniel Schwartz
	Title:	Director

3G CAPITAL PARTNERS, L.P.
By:	/s/ Daniel Schwartz
	Name:	Daniel Schwartz
	Title:	Director

3G SPECIAL SITUATIONS PARTNERS, LTD.
By:	/s/ Daniel Schwartz
	Name:	Daniel Schwartz
	Title:	Director

3G SPECIAL SITUATIONS FUND II, L.P.
By:	/s/ Daniel Schwartz
	Name:	Daniel Schwartz
	Title:	Director

BURGER KING WORLDWIDE HOLDINGS, INC.
By:	/s/ Daniel Schwartz
	Name:	Daniel Schwartz
	Title:	Vice President and Secretary

SCHEDULE A
CERTAIN INFORMATION CONCERNING 3G CAPITAL PARTNERS LTD., 3G SPECIAL SITUATIONS
PARTNERS, LTD. AND BURGER KING WORLDWIDE HOLDINGS, INC.
•	In an Order issued on June 11, 2008, the Federal District Court for the Southern District of New York in CSX Corporation v. The Children’s Investment Fund Management (UK) LLP et al., (i) held that the reporting group, including 3G Capital Ltd., 3G Capital Partners, L.P., 3G Fund, L.P. and Mr. Behring, failed to timely file a Schedule 13D in connection with its formation under Section 13(d) of the Securities Exchange Act of 1934, as amended; and (ii) enjoined the reporting group from future violations of Section 13(d). The Court’s decision is on appeal.
     The business address for each of the individuals listed in this Schedule A is 3G Capital, Inc., 600 Third Avenue, 37th Floor, New York, New York 10016.
3G Capital Partners Ltd.
Alexandre Behring (Brazil), Managing Director
Bernardo Piquet (Brazil), Director
Daniel Schwartz (United States), Director
Alex Perez (Brazil), Director
Luis Moura (Brazil), Director
Bernardo Hees (Brazil), Director
Marc Mezvinsky (United States), Director
Claudio Bahbout (Brazil), Director
3G Special Situations Partners, Ltd.
Alexandre Behring (Brazil), Managing Director
Bernardo Piquet (Brazil), Director
Daniel Schwartz (United States), Director
Alex Perez (Brazil), Director
Luis Moura (Brazil), Director
Burger King Worldwide Holdings, Inc. (formerly known as Blue Acquisition Holding Corporation)
Peter Harf (Germany), Director
Paul J. Fribourg, (United States), Director
Carlos Alberto da Veiga Sicupira (Brazil), Director
Marcel Herrmann Telles (Brazil), Director
John Chidsey (United States), Director
Alexandre Behring (Brazil), Director and President
Daniel Schwartz (United States), Vice President and Secretary

Exhibit 1
JOINT FILING AGREEMENT
The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule 13D jointly on behalf of each such party.
The execution and filing of this agreement shall not be construed as an admission that the below-named parties are a group, or have agreed to act as a group.
Dated: October 25, 2010

3G CAPITAL PARTNERS LTD
By:	/s/ Daniel Schwartz
	Name:	Daniel Schwartz
	Title:	Director

3G CAPITAL PARTNERS, L.P.
By:	/s/ Daniel Schwartz
	Name:	Daniel Schwartz
	Title:	Director

3G SPECIAL SITUATIONS PARTNERS, LTD.
By:	/s/ Daniel Schwartz
	Name:	Daniel Schwartz
	Title:	Director

3G SPECIAL SITUATIONS FUND II, L.P.
By:	/s/ Daniel Schwartz
	Name:	Daniel Schwartz
	Title:	Director

BURGER KING WORLDWIDE HOLDINGS, INC.
By:	/s/ Daniel Schwartz
	Name:	Daniel Schwartz
	Title:	Vice President and Secretary